September 13, 2024

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5 Ha-Tidhar Street
Raanana, 4366507, Israel

       Re: Polyrizon Ltd.
           Amendment No. 8 to Registration Statement on Form F-1
           Filed September 9, 2024
           File No. 333-266745
Dear Tomer Izraeli:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2024 letter.

Amendment No. 7 to Registration Statement on Form F-1
Plan of Distribution, page A-5

1. We note your disclosure in the resale prospectus on page Alt-5 that your selling securityholders may sell their securities through various means, including purchases by a broker-dealer as principal and resale by the broker-dealer for its account. Please confirm your understanding that the retention by a selling securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
Exhibits

2. Please revise the legal opinion(s) to address the resale shares. September 13, 2024
Page 2

General

3. We note your response to prior comment 8. Please expand your responses to clarify whether any of the selling securityholders are in the business of underwriting securities. In addition, please provide further analysis regarding your basis for determining that XYLO is not an affiliate, in particular given the current share ownership, the position of its Chief
       Executive Officer on your Board, the recent timing of the transfers of stock and the history of transaction, and the statements in XYLO's public filings of its affiliation with your company. In doing so, please address who exercises voting and dispositive power over the XYLO shares. Clarify whether any of the transferees of the XYLO shares are affiliates of XYLO or the company. Refer to Exchange Act Rules 12b-2 ("affiliate"), 13d-
       3. In addition, to the extent you have not done so, please revise the beneficial ownership table to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities in the table. Refer to Item 403 of Regulation S-K

4. We note the paragraph added to the prospectus cover page of the eighth amended registration statement, wherein you state the current securityholders, including those holding more than 5% of your securities, have expressed an interest in acquiring up to $1 million in ordinary shares in the initial public offering. As you are offering units of ordinary shares and warrants, please revise to provide this disclosure in terms of the volume of units. Please disclose whether any of the potential purchasers are selling securityholders or affiliates. In addition, please revise to disclose whether any of the potential purchasers are affiliates or securityholders who could hold greater than 5%
       beneficial ownership after the offering. To the extent these indications of interest could result in securityholders or affiliates acquiring more than 5% beneficial ownership of your securities or increasing holdings further above 5% beneficial ownership, please also revise the beneficial ownership disclosure accordingly. Finally, please provide risk factor disclosure regarding the effects of current securityholders or affiliates purchasing securities in the offering.
5.     Please revise the fee table to also include the resale offering.
       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   David Huberman, Esq.